EXHIBIT 99.1

Golar announces pricing of USD 300 million unsecured bond issue

Golar LNG Limited (the “Company”) has today successfully priced USD 300 million in senior unsecured bonds in the Nordic bond market. The bonds will mature in September 2029 and bear interest at 7.75% per annum. Net proceeds from the bond issue will be applied towards capital expenditure, refinancing of debt and general corporate purposes. An application will be made for the bonds to be listed on the Oslo Stock Exchange.

DNB Markets and Pareto Securities acted as Global Coordinators and Joint Bookrunners, and Clarksons Securities and Fearnley Securities as Joint Bookrunners in the bond issue.

About Golar

Golar LNG is a NASDAQ listed maritime LNG infrastructure company. Through its 75-year history, the Company has pioneered maritime LNG infrastructure including the world's first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Today Golar is a focused FLNG company, and the only proven provider of FLNG as a service. Golar owns the world’s largest fleet of FLNG units by annual liquefaction capacity, with a market leading operational track record.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
September 5, 2024

Investor Questions: +44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act